Profit and Loss

folksy foods llc
January 1-November 7, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel sales	
Square sales	542.15
Total for Channel sales	**$542.15**
Sales	8,418.54
Sales of Product Income	1,868.00
Services	5.00
Services (9)	-0.78
Total for Income	**$10,832.91**
Cost of Goods Sold	
Cost of goods sold	$4,820.11
Supplies & materials	5,061.02
Total for Cost of goods sold	**$9,881.13**
Total for Cost of Goods Sold	**$9,881.13**
Gross Profit	**$951.78**
Expenses	
Building & property rent	9,250.00
Business licences	1,420.00
Contract labor	15,635.00
Employee benefits	
Worker's compensation insurance	65.14
Total for Employee benefits	**$65.14**
General business expenses	$6,018.85
Bank fees & service charges	1,128.16
Uniforms	101.90
Total for General business expenses	**$7,248.91**
Insurance	
Business insurance	2,746.90
Total for Insurance	**$2,746.90**
Interest paid	
Business loan interest	101.40
Total for Interest paid	**$101.40**
Meals	$3,778.56
Meals with clients	515.69
Total for Meals	**$4,294.25**
Office expenses	
Merchant account fees	669.58
Office supplies	85.50
Shipping & postage	76.25
Small tools and equipment	77.63

Profit and Loss

folksy foods llc
January 1-November 7, 2025

DISTRIBUTION ACCOUNT	TOTAL
Software & apps	580.95
Total for Office expenses	**$1,489.91**
propane	252.49
Repairs & maintenance	398.40
Supplies	
Supplies & materials	486.20
Total for Supplies	**$486.20**
Taxes paid	221.62
Utilities	
Internet & TV services	134.99
Phone service	144.68
Total for Utilities	**$279.67**
Total for Expenses	**$43,889.89**
Net Operating Income	**-$42,938.11**
Other Income	
funding	150.00
Other income	$102,461.92
Interest earned	36.17
Total for Other income	**$102,498.09**
refund	1,169.82
Total for Other Income	**$103,817.91**
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	150.36
Vehicle repairs	480.00
Vehicle wash & road services	85.00
Total for Vehicle expenses	**$715.36**
Total for Other Expenses	**$715.36**
Net Other Income	**$103,102.55**
Net Income	**$60,164.44**

Balance Sheet

folksy foods llc

As of November 7, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BASIC BUSINESS CHECKING - 2	899.01
BUSINESS GO SAVINGS - 2	14.80
BUSINESS MONEY MARKET - 2	0.37
BUSINESS PRIME SHARE - 2	5.00
Strange-bird (7416) - 1	175.66
Total for Bank Accounts	**$1,094.84**
Accounts Receivable	
Accounts Receivable (A/R)	5.00
Total for Accounts Receivable	**$5.00**
Other Current Assets	
Inventory	71.37
Total for Other Current Assets	**$71.37**
Total for Current Assets	**$1,171.21**
Fixed Assets	
Tools, machinery, and equipment	56,685.35
Total for Fixed Assets	**$56,685.35**
Other Assets	
Total for Assets	**$57,856.56**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Other Current Liabilities	
Lines of credit	-1,862.34
Total for Other Current Liabilities	**-1,862.34**
Total for Current Liabilities	**-$1,862.34**
Long-term Liabilities	
Total for Liabilities	**-$1,862.34**
Equity	
Opening balance equity	-10.00
Personal expenses	-290.54
Personal healthcare	-145.00
Retained Earnings	
Net Income	60,164.44
Total for Equity	**$59,718.90**
Total for Liabilities and Equity	**$57,856.56**

Statement of Cash Flows - copy

folksy foods llc

January 1-November 17, 2025

FULL NAME	TOTAL
Cash flows from operating activities	
Net Income	59,638.94
Adjustments for non-cash income and expenses:	
Accounts Receivable (A/R)	-5.00
Inventory	-71.37
Lines of credit	-1,862.34
Total for Adjustments for non-cash income and expenses:	**-$1,938.71**
Net cash from operating activities	**$57,700.23**
Cash flows from investing activities	
Tools, machinery, and equipment	-56,685.35
Net cash used in investing activities	**-$56,685.35**
Cash flows from financing activities	
Opening balance equity	-10.00
Personal expenses	-290.54
Personal healthcare	-145.00
Net cash used in financing activities	**-$445.54**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$569.34**
Cash and cash equivalents at beginning of year	**$0.00**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$569.34**